DNA PRO-FIT LLC

Reviewed Financial Statements

December 31, 2017

DNA PRO-FIT LLC

TABLE OF CONTENTS



BIZCPAS
1300 NW 84TH Ave
Doral, FL 33126
Phone 305-591-2102
Fax 305-459-1810
www.bizcpas.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Domingo Correa
DNA Pro-Fit, LLC
Miami, FL

I have reviewed the accompanying financial statements of DNA Pro-Fit, LLC, which comprise the balance sheets as of December 31, 2016 and 2017, and the related statements of income and member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Obdulia Lemus CPA

Doral, FL

June 7, 2018

DNA PRO-FIT LLC
BALANCE SHEETS
DECEMBER 31, 2017 and 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 666	$ 353
Inventory	21,038	21,796
Total Current Assets	21,704	22,149
TOTAL ASSETS	$ 21,704	$ 22,149
LIABILITIES & MEMBER'S EQUITY		
CURRENT LIABILITIES		
Credit cards payable	$ -	$ 4,520
Total Current Liabilities	-	4,520
MEMBER'S EQUITY		
Member capital	21,704	17,629
Total Member's Equity	21,704	17,629
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 21,704	$ 22,149

See independent accountants' review report and notes to comparative financial statements

DNA PRO-FIT LLC
STATEMENTS OF INCOME AND MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

	2017	2016
REVENUES	$ 4,324	$ 2,323
COST OF REVENUES	3,415	1,016
GROSS PROFIT	909	1,307
OPERATING EXPENSES	7,982	10,296
OTHER EXPENSES	-	51
NET LOSS	$ (7,073)	$ (9,040)
MEMBER'S EQUITY, BEGINNING OF YEAR	17,629	7,913
MEMBER'S CONTRIBUTIONS	11,148	18,756
NET LOSS FOR THE PERIOD	(7,073)	(9,040)
MEMBER'S EQUITY, END OF YEAR	$ 21,704	$ 17,629

See independent accountants' review report and notes to comparative financial statements

DNA PRO-FIT LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (7,073)	$ (9,040)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) and decrease in accounts receivable	-	192
(Increase) and decrease in inventory	759	(13,996)
Increase and (decrease) in credit cards payable	(4,522)	3,707
Net cash used in operating activities	(10,836)	(19,137)
Cash Flows From Financing Activities		
Change in Member's Equity	11,149	18,756
Net cash provided in financing activities	11,149	18,757
Net Increase and (Decrease) in Cash	313	(380)
Cash at the beginning of the period	353	733
Cash at the end of the period	$ 666	$ 353
Suplemental disclosure of Cash Flow Information		
Cash payments for interest	$ 720	$ 727

See independent accountants' review report and notes to comparative financial statements

DNA PRO-FIT LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 and 2016

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

DNA Pro-Fit LLC (Company) is a healthy dietary supplements products distributor, both in the US and internationally. The Company is a Florida Limited Liability Company that was organized on March 2, 2015.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management's estimates with respect to the percentage of completion method, allowance for doubtful accounts and accrued expenses.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less at acquisition as cash and cash equivalents in the accompanying balance sheet. The Company has deposits in financial institutions that maintained federal insurance in full for all accounts and limited coverage up to $250,000 per financial institution. At December 31, 2017, there were not uninsured deposits.

INVENTORIES

Inventories, consisting of healthy dietary supplements products are valuated at lower of cost or market.

DNA PRO-FIT LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 and 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUES AND COST OF REVENUES

Revenue and Costs associated with the sale of healthy dietary supplements products are recognized in the Statement of Income at the moment when the significant risks and rewards of ownership of the goods have been transferred to the buyer, which is mainly upon shipment

INCOME TAXES

The Company is a single-member LLC and it is treated as disregarded entity for federal income tax purpose. It's profits or loss are reported on the individual member's Schedule C.

CONCENTRATIONS OF CREDIT RISK

Financial conditions potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. There are no significant concentration of credit risk as of December 31 2017.

SUBSEQUENT EVENTS

The financial statements have been updated for subsequent events occurring through June 7, 2018, which is the date these financial statements were available to be issued.

NOTE 2 – INVENTORY

Inventory was approximately 21,000 and 22,000 for the years ended December 31, 2017 and 2016, respectively.

NOTE 3 – RELATED PARTIES

Related Party – Domingo Correa:

The member contributed approximately 11,000 and 19,000 for the years ended December 31, 2017 and 2016, respectively.

DNA PRO-FIT LLC
OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

	2017		2016	
Advertising & marketing	$	1,541	$	1,005
Automobile and truck expenses		1,444		1,203
Bad debt expenses		-		512
Bank service charges		394		320
Commission & fees expense		423		318
Dues & subscriptions		984		1,106
Freight and delivery		329		1,451
Interest expense		720		727
Legal and professional fees		204		204
Meals and entertainment		15		324
Office expenses		666		1,780
Taxes & licenses		286		188
Telephone		798		193
Travel		178		850
Uniforms		-		115
	$	7,982	$	10,296

See independent accountants' review report and notes to comparative financial statements